Exhibit 99.1

FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

New Gold Inc. (“New Gold” or the “Company”) Suite 3320, 181 Bay Street Toronto, Ontario M5J 2T

Item 2.	Date of Material Change

August 8, 2019

Item 3.	News Release

A news release was issued by the Company on August 8, 2019 through the facilities of Globe Newswire and was subsequently filed on SEDAR.

Item 4.	Summary of Material Change

On August 8, 2019, the Company announced that it entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to buy on a bought deal basis 93,750,000 common shares (the “Common Shares”), at a price of C$1.60 per Common Share for gross proceeds of C$150 million (the “Offering”).

Item 5.	Full Description of Material Change

On August 8, 2019, the Company announced that it entered into an agreement with a syndicate of underwriters, under which the underwriters have agreed to purchase, on a bought deal basis, 93,750,000 Common Shares at a price of C$1.60 per Common Share for gross proceeds to New Gold of approximately C$150 million. In addition, the Company granted the underwriters an option, exercisable at the offering price for a period of 30 days following the closing of the Offering, to purchase up to an additional 15% of the Offering to cover over-allotments, if any (the “Over-Allotment Option”). The Offering is expected to close on or about August 30, 2019 and is subject to New Gold receiving all necessary regulatory approvals, including the approval of the Toronto Stock Exchange and the securities regulatory authorities.

The net proceeds of the Offering will be used by the Company to enhance financial flexibility, strengthen the balance sheet, including debt repayment, and general corporate purposes.

The Common Shares will be offered by way of a short form prospectus in all of the provinces and territories of Canada, and may also be offered by way of private placement in the United States.

Renaud Adams, President and Chief Executive Officer of the Company, intends to participate in the Offering on the same terms as other investors.  He is expected to purchase up to an aggregate of 100,000 Common Shares, representing 0.11% of the aggregate Common Shares issuable pursuant to the Offering before factoring in the exercise of the Over-Allotment Option or 0.09% including the exercise of the Over-Allotment Option. Mr. Adams’ participation in the Offering will constitute a “related party transaction” as defined in Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions (“MI 61-101”).  However, his participation is not subject to the minority approval and formal valuation requirements under MI 61-101 as neither the fair market value of the Common Shares, nor the fair market value of the consideration for the Common Shares, insofar as it involves interested parties, exceeds 25% of New Gold’s market capitalization. The Company did not file a material change report 21 days prior to the expected closing date of the Offering as the details of Mr. Adams’ participation in the Offering were not known at that time. The Offering has been unanimously approved by the board of directors of the Company.

Following the completion of the Offering, Mr. Adams will own and control 600,000 Common Shares, 360,197 options to purchase Common Shares and 485,559 performance share units representing approximately 0.09% of the issued and outstanding Common Shares on an undiluted basis and 0.21% of the issued and outstanding Common Shares on a partially diluted basis, assuming no exercise of the Over-Allotment Option.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Lisa Damiani, General Counsel, Executive Vice President, Government Relations and Corporate Secretary (416) 324-6000

Item 9.	Date of Report

August 16, 2019.

Cautionary Note Regarding Forward-Looking Statements

Certain information contained in this material change report, including any information relating to New Gold’s future financial or operating performance are “forward looking”. All statements in this material change report, other than statements of historical fact, which address events, results, outcomes or developments that New Gold expects to occur are “forward‐looking statements”. Forward‐looking statements are statements that are not historical facts and are generally, but not always, identified by the use of forward‐looking terminology such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “targeted”, “estimates”, “forecasts”, “intends”, “anticipates”, “projects”, “potential”, “believes” or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will be taken”, “occur” or “be achieved” or the negative connotation of such terms. Forward‐ looking statements in this material change report include, among others, statements with respect to the filing of a prospectus in respect of the Offering, the closing of the Offering, the receipt of all regulatory approvals and the use of proceeds of such Offering.

All forward‐looking statements in this material change report are based on the opinions and estimates of management as of the date such statements are made and are subject to important risk factors and uncertainties, many of which are beyond New Gold’s ability to control or predict. Certain material assumptions regarding such forward-looking statements are discussed in this material change report, New Gold’s latest annual management's discussion and analysis (“MD&A”), Annual Information Form and Technical Reports filed at www.sedar.com and on EDGAR at www.sec.gov. In addition to, and subject to, such assumptions discussed in more detail elsewhere, the forward-looking statements in this material change report are also subject to the following assumptions: (1) there being no significant disruptions affecting New Gold’s operations; (2) political and legal developments in jurisdictions where New Gold operates, or may in the future operate, being consistent with New Gold’s current expectations; (3) the accuracy of New Gold’s current mineral reserve and mineral resource estimates; (4) the exchange rate between the Canadian dollar and U.S. dollar, and to a lesser extent, the Mexican Peso, being approximately consistent with current levels; (5) prices for diesel, natural gas, fuel oil, electricity and other key supplies being approximately consistent with current levels; (6) equipment, labour and materials costs increasing on a basis consistent with New Gold’s current expectations; (7) arrangements with First Nations and other Aboriginal groups in respect of the Rainy River, New Afton and Blackwater being consistent with New Gold’s current expectations; and (8) all required permits, licenses and authorizations being obtained from the relevant governments and other relevant stakeholders within the expected timelines and the absence of material negative comments during the applicable regulatory processes.

Forward-looking statements are necessarily based on estimates and assumptions that are inherently subject to known and unknown risks, uncertainties and other factors that may cause actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. Such factors include, without limitation: significant capital requirements and the availability and management of capital resources; additional funding requirements; price volatility in the spot and forward markets for metals and other commodities; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States and, to a lesser extent, Mexico; discrepancies between actual and estimated production, between actual and estimated mineral reserves and mineral resources and between actual and estimated metallurgical recoveries; risks related to early production at the Rainy River Mine, including failure of equipment, machinery, the process circuit or other processes to perform as designed or intended; fluctuation in treatment and refining charges; changes in national and local government legislation in Canada, the United States and, to a lesser extent, Mexico or any other country in which New Gold currently or may in the future carry on business; taxation; controls, regulations and political or economic developments in the countries in which New Gold does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining and maintaining the validity and enforceability of the necessary licenses and permits and complying with the permitting requirements of each jurisdiction in which New Gold operates, the lack of certainty with respect to foreign legal systems, which may not be immune from the influence of political pressure, corruption or other factors that are inconsistent with the rule of law; the uncertainties inherent to current and future legal challenges New Gold is or may become a party to; diminishing quantities or grades of mineral reserves and mineral resources; competition; loss of key employees; rising costs of labour, supplies, fuel and equipment; actual results of current exploration or reclamation activities; uncertainties inherent to mining economic studies; changes in project parameters as plans continue to be refined; accidents; labour disputes; defective title to mineral claims or property or contests over claims to mineral properties; unexpected delays and costs inherent to consulting and accommodating rights of Indigenous groups; risks, uncertainties and unanticipated delays associated with obtaining and maintaining necessary licenses, permits and authorizations and complying with permitting requirements. In addition, there are risks and hazards associated with the business of mineral exploration, development and mining, including environmental events and hazards, industrial accidents, unusual or unexpected formations, pressures, cave-ins, flooding and gold bullion losses and risks associated with a mine with relatively limited history of commercial production, such as Rainy River, (and the risk of inadequate insurance or inability to obtain insurance to cover these risks) as well as “Risk Factors” included in New Gold's Annual Information Form, MD&A and other disclosure documents filed on and available at www.sedar.com and on EDGAR at www.sec.gov. Forward-looking statements are not guarantees of future performance, and actual results and future events could materially differ from those anticipated in such statements. All of the forward-looking statements contained in this material change report are qualified by these cautionary statements. New Gold expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, events or otherwise, except in accordance with applicable securities laws.